Exhibit 99.1

FIRST MAJESTIC SILVER CORP.

FORM 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

First Majestic Silver Corp. (“First Majestic”)

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

1.2	Executive Officer

The following executive officer of First Majestic is knowledgeable about the Arrangement (as defined below) and this report:

Sophie Hsia

General Counsel

Telephone: (604) 688-3033

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

First Majestic acquired all of the issued and outstanding shares of Jerritt Canyon Canada Ltd. (“Jerritt Canyon”) in accordance with a share purchase agreement (the “Jerritt Canyon Acquisition Agreement”) dated March 11, 2021 between First Majestic and Sprott Mining Inc. (the “Vendor”).

Jerritt Canyon, indirectly, owns and operates the Jerritt Canyon Mine, in Elko County Nevada. The Jerritt Canyon Mine was discovered in 1972, has been in production since 1981 and has produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and includes a permitted gold processing plant that uses roasting in its treatment of ore. This processing plant has a capacity of 4,500 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd due to limited ore production from two underground mines. The Jerritt Canyon property also consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). In 2020, Jerritt Canyon produced 112,749 ounces of gold at a cash cost of US$1,289 per ounce.

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2.2	Acquisition Date

April 30, 2021

2.3	Consideration

First Majestic acquired all of the issued and outstanding shares (the “Shares”) of Jerritt Canyon pursuant to the Jerritt Canyon Acquisition Agreement by issuing to the Vendor 26,719,727 common shares of First Majestic (representing $470 million in consideration at a deemed price per share of $17.59) and 5,000,000 common share purchase warrants, each exercisable for one common share of First Majestic at a price of $20 per share for a period of three years, subject to a post-closing cash adjustment in certain circumstances as described below (collectively, the “Purchase Price”).

Pursuant to the Jerritt Canyon Acquisition Agreement, First Majestic deposited into escrow at closing, the Canadian dollar equivalent of $30 million and the proceeds of the Concurrent Placement (as defined below) (together, the “Escrowed Funds”), for an aggregate of $60 million, representing the estimated tax due by Jerritt Canyon as a result of a reorganization that was completed prior to the acquisition of Jerritt Canyon. The parties have agreed that the amount of such tax is approximately $46.277 million, which amount will be paid from the Escrowed Funds and the Purchase Price will be increased by the difference between such amount and $60 million. In addition, the Purchase Price will be adjusted by the amount, if any, by which the closing working capital of Jerritt Canyon is greater or less than zero. Any resulting net increase in the Purchase Price shall be paid to the Vendor from the Escrowed Funds and any resulting net decrease in the Purchase Price shall be paid by the Vendor to First Majestic in cash.

Concurrent with closing of the acquisition of Jerritt Canyon, First Majestic and Eric Sprott, who controls the Vendor, completed a private placement consisting of the issuance of 1,705,514 common shares of First Majestic at a price of $17.59 per share for aggregate gross proceeds of $30 million, which amount was deposited into escrow as a part of the Escrowed Funds (the “Concurrent Placement”).

2.4	Effect on Financial Position

First Majestic intends to continue to operate the Jerritt Canyon mine. First Majestic does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business which would have a significant effect on the financial performance and financial position of First Majestic.

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2.5	Prior Valuations

There have been no prior valuation opinions obtained within the last 12 months by Sprott or First Majestic to support the consideration paid.

2.6	Parties to Transaction

None of the transactions referred to herein were with an informed person, associate or affiliate of First Majestic.

2.7	Date of Report

April 30, 2021

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Item 3	Financial Statements and Other Information

Pursuant to Part 8 of National Instrument 51-102, the audited annual financial statements of Jerritt Canyon for the year ended December 31, 2020 are attached as Schedule A hereto and the pro forma financial statements of First Majestic for the year ended December 31, 2020 giving effect to the completion of the acquisition of Jerritt Canyon are attached as Schedule B hereto.

FIRST MAJESTIC SILVER CORP.

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

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SCHEDULE “A”

AUDITED ANNUAL FINANCIAL STATEMENTS OF JERRITT CANYON

Independent auditor’s report

To the Board of Directors of Jerritt Canyon Canada Ltd.

Opinion

We have audited the consolidated financial statements of Jerritt Canyon Canada Ltd. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the year ended December 31, 2020 and for the eighteen months ended December 31, 2019, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019, its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2020 and for the eighteen months ended December 31, 2019 in accordance with International Financial Reporting Standards (IFRSs).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

A member firm of Ernst & Young Global Limited

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

A member firm of Ernst & Young Global Limited

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

April 8, 2021

A member firm of Ernst & Young Global Limited

Consolidated Financial Statements

(Expressed in US Dollars)

JERRITT CANYON Canada Ltd.

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

Jerritt Canyon Canada Ltd.

Consolidated Statements of Financial Position

(In Thousands of US Dollars)

As at,	December 31, 2020	December 31, 2019
		(Note 2)
ASSETS
Current assets
Cash and cash equivalents (Note 7)	$2,226	$6,480
Marketable securities (Note 8)	5,101	—
Accounts receivable and prepaid expenses (Note 9 and 21)	6,950	6,627
Inventories (Note 10)	19,324	11,705

Total current assets	33,601	24,812
Restricted cash (Note 11)	66,971	63,689
Mineral property, plant and equipment (Note 12)	165,666	108,261

Total assets	$266,238	$196,762

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 17 and 21)	$16,884	$14,995
Loan payable (Note 20)	9,009	3,000
Secured debt (Note 13)	10,728	1,200
Grid promissory note (Note 14)	86,800	74,400
Promissory note (Note 14)	5,029	—
Finance lease obligation (Note 18)	1,569	407
Net smelter returns royalty (Note 19)	4,654	3,986

Total current liabilities	134,673	97,988

Finance lease obligations (Note 18)	1,310	273
Loan payable (Note 20)	—	5,611
Secured debt (Note 13)	—	11,062
Promissory note (Note 14)	26,683	—
Asset retirement obligations (Note 15)	87,345	67,050
Deferred income tax liability (Note 27)	2,004	499

Total liabilities	252,015	182,483

Equity
Share capital (Note 16)	1	1
Contributed surplus (Note 14)	4,472	—
Retained earnings (accumulated deficit)	9,750	(5,216)

Deficit attributable to owners of the Company	14,223	(5,215)
Non-controlling interest (Note 6)	—	19,494

Total equity	14,223	14,279

Total liabilities and equity	$266,238	$196,762

Nature of operations – Note 1

Commitments and contingencies – Note 24

Events after the reporting period – Note 28

Approved on behalf of the Board on April 8, 2021:

“Kevin Small”	Director	“Chris Irwin”	Director

The accompanying notes form an integral part of these consolidated financial statements

Jerritt Canyon Canada Ltd.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(In Thousands of US Dollars, except for share and per share amounts)

	Year ended December 31, 2020	18 months ended December 31, 2019
		(Note 2)
Revenues	$196,654	$248,621
Cost of gold sold	(142,997)	(222,420)

	53,657	26,201
Depreciation, depletion and amortization	(6,801)	(12,578)

Gross margin	46,856	13,623
Exploration expenditures	(843)	(1,659)
General and administrative expenses	(2,927)	(4,308)
Restructuring costs (Note 26)	—	(1,183)

Income from operations before the following	43,086	6,473
Other income (expense)
Interest expense	(1,404)	(2,351)
Accretion of asset retirement obligation (Note 15)	(906)	(2,772)
Accretion of promissory note payable (Note 14)	(1,155)	—
Gain (Loss) on disposal of assets	227	(2,877)
Unrealized gain on marketable securities (Note 8)	2,021	—
Realized loss on marketable securities (Note 8)	(278)	—
Foreign exchange gain	81	150

	(1,414)	(7,850)

Income (loss) before income taxes	41,672	(1,377)
Current income tax recovery (expense)	(295)	(422)
Deferred income tax recovery (expense)	(1,505)	—

Income tax recovery (Note 27)	(1,800)	(422)

Net income (loss) and comprehensive income (loss)	$39,872	$(1,799)

Net income (loss) attributable to
Owners of the Company	$36,022	$(1,989)
Non-controlling interest (Note 6)	3,850	190

Net income (loss)	$39,872	$(1,799)

Income (loss) per share

— basic and diluted attributable to owners of the Company	$360.22	$(19.89)
Weighted average number of shares outstanding (Note 25)

— basic and diluted	100,000	100,000

The accompanying notes form an integral part of these consolidated financial statements

Jerritt Canyon Canada Ltd.

Consolidated Statements of Changes in Equity

(In Thousands of US Dollars)

	Share Capital Amount	Contributed Surplus	Retained Earnings (Accumulated Deficit)	Equity (Deficit) Attributable to Owners of the Company	Non-Controlling Interest	Total Equity
Balance at June 30, 2018	$1	$—	$(3,227)	$(3,226)	$9,404	$6,178
Additional capital contribution (Note 13)	—	—	—	—	9,900	9,900
Net loss and comprehensive loss	—	—	(1,989)	(1,989)	190	(1,799)

Balance at December 31, 2019	$1	$—	$(5,216)	$(5,215)	$19,494	$14,279
Additional capital contribution (Note 13)	—	—	—	—	600	600
Purchase of remaining non controlling interest	—	4,472	(21,056)	(16,584)	(23,944)	(40,528)
Net income and comprehensive income	—	—	36,022	36,022	3,850	39,872

Balance at December 31, 2020	$1	$4,472	$9,750	$14,223	$—	$14,223

The accompanying notes form an integral part of these consolidated financial statements

Jerritt Canyon Canada Ltd.

Consolidated Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Year ended December 31, 2020	18 months ended December 31, 2019
		(Note 2)
OPERATING ACTIVITIES
Net income (loss)	$39,872	$(1,799)
Add (deduct) items not involving cash
Deferred income tax recovery	1,505	—
Accretion of asset retirement obligation (Note 15)	906	—
Accretion of promissory note payable (Note 14)	1,155	2,772
Depreciation, depletion and amortization	6,801	12,578
Gain (Loss) on disposal of assets	(227)	2,877
Unrealized gain on marketable securities	(2,021)	—
Realized loss on marketable securities	278	—
Changes in non-cash working capital balances related to operations
Accounts receivable and prepaid expenses	(323)	(41)
Inventories	(7,155)	2,987
Accounts payable and accrued liabilities	1,889	(13,537)
Net smelter returns royalty	668	996
Reclamation costs incurred (Note 15)	(5,085)	(1,855)

Cash provided by operating activities	38,263	4,978

INVESTING ACTIVITIES
Additions to mineral property, plant and equipment	(36,575)	(41,098)
Purchase of marketable securities, net of proceeds	(3,358)	—
Purchase of remaining non-controlling interest	(45,000)	—
Restricted cash	(3,282)	(10,596)

Cash used in investing activities	(88,215)	(51,694)

FINANCING ACTIVITIES
Proceeds from grid promissory note (Note 14)	12,400	39,600
Proceeds from promissory note payable (Note 14)	30,000	—
Proceeds from short term promissory note payable (Note 14)	5,029	—
Proceeds from loan payable	398	1,106
Contribution from non controlling interest (Note 14)	600	9,900
Repayment of secured debt (Note 13)	(1,534)	(763)
Repayment of finance lease obligations	(1,195)	(970)

Cash provided by financing activities	45,698	48,873

Net increase (decrease) in cash and cash equivalents during the year	(4,254)	2,157
Cash and cash equivalents, beginning of year	6,480	4,323

Cash and cash equivalents, end of year	$2,226	$6,480

Supplementary cash flow information
Interest paid	$(1,404)	$(1,745)
Income taxes paid	—	—

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

1.	Nature of operations

Jerritt Canyon Canada Ltd. (the “Company” or “Jerritt”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in the United States. The Company was incorporated on June 11, 2015 under the laws of the Province of Ontario, Canada. The Company’s registered address is located at 365 Bay Street, Suite 400, Toronto, Ontario, Canada, M5H 2V1.

2.	Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

These consolidated financial statements were approved and authorized by the Board of Directors of the Company on April 8, 2021.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.

During 2019, the Company changed its fiscal year end from June 30 to December 31 to align its reporting period with other mining companies. As such, the period ended December 31, 2019 is an extended year, comprised of the 18 month period from July 1, 2018 to December 31, 2019. The comparative year ended December 31, 2020 comprises the January 1, 2020 to December 31, 2020 year. As a result, comparative amounts presented in the consolidated financial statements are not entirely comparable.

The consolidated financial statements are presented in US dollars (“USD”), which is also the functional currency of the Company and its subsidiaries.

3.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations as at December 31, 2020 and December 31, 2019 are as follows:

Subsidiary	Location	Ownership
		31-Dec-20	31-Dec-19
Jerritt Canyon Gold LLC	Nevada	100%	80%

JCM Holdings III Ltd	Delaware	100%	100%

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the non-controlling interests’ proportionate share of the net identifiable assets acquired at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination.

Total comprehensive income (loss) is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

(b)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Inventories

Stockpile inventories represent ore that has been mined and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciation and depletion on mine equipment and mineral properties. Stockpile inventories are valued at the lower of average cost and net realizable value.

Work-in-process inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of selling. Materials and supplies inventories are valued at the lower of average cost and net realizable value.

When inventories have been written down to net realizable value, an assessment of net realizable value is made in each subsequent period. If the circumstances which resulted in the write down no longer exist, the remaining amount of the write down is reversed.

(d)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment, if any. Depreciation is recorded on a straight-line basis to residual values over the estimated useful lives of the assets. Residual values and useful lives are reviewed at least annually. Land is not depreciated.

Depreciation rates are as follows:

Buildings	15 years
Plant and equipment	3 – 5 years

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

3.	Significant accounting policies (continued)

(e)	Mineral properties

Exploration and evaluation expenditures

Exploration and evaluation expenditures relate to the initial costs incurred on the search for, and evaluation of, potential mineral reserves and resources. Exploration includes such costs as exploratory drilling, sampling, mapping and other costs involved in searching for ore. Evaluation includes costs incurred to establish the technical and commercial viability of developing mineral properties acquired or identified through exploration. Exploration and evaluation expenditures in relation to each separate area of interest are expensed in net income or loss. Upon the determination of the technical feasibility and commercial viability of a project, further costs to develop the asset are recognized as mine development expenditures.

Mine development expenditures

Once it has been determined that the development of a mineral property is commercially viable and technically feasible, based on management’s assessment, the costs incurred to develop a property are capitalized. These costs include engineering and metallurgical studies; drilling and other related costs to delineate an ore body; the costs of removing overburden to initially expose the ore body prior to the start of mining operations; and, the building of access ways, shafts, drifts, ramps and other infrastructure at underground mines. Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Various factors are considered by management when making this determination including: 1. major mine infrastructure has been completed; 2. designed and targeted production levels are achieved; and 3. indicators have been observed to suggest that operating results will continue at levels designed and targeted. Upon commencement of production, mineral property costs are depreciated on a unit-of-production over the estimated life of the asset to which they relate. The useful life of the mineral property is determined with reference to its proven and probable reserves and/or resource material to the extent there is a high degree of confidence in its economic extraction.

Mine development costs incurred during production

During the production phase the Company incurs underground development costs for major underground excavation done to establish new access ways. These costs include building new shafts, drifts, ramps, lateral access ways, and other infrastructure to access specific ore blocks which will provide probable future economic benefits to the Company. Costs directly attributable to this underground development are capitalized and amortized on a unit of production basis over the estimated useful lives of the properties.

Depreciation rates are as follows:

Mineral properties being depleted (i)	Units of production
Buildings	15 years
Plant and equipment	3 – 5 years

(i)

Amortization of mining properties are calculated and recorded on the unit-of-production basis over the mine’s measured, indicated and inferred mineral resource estimates. In the prior period, proven and

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

3.	Significant accounting policies (continued)

(e)	Mineral properties (continued)

probable reserves were utilized as the basis to calculate the unit-of-production. This change in estimate was a result of a new resource report as at June 30, 2018 and was accounted for prospectively.

(f)	Impairment of mineral property, plant and equipment

At each reporting date, the Company reviews the carrying amounts of its mineral property plant and equipment to determine whether there is any indication that those assets are impaired. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Any impairment is recognized as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior periods. A reversal of an impairment is recognized as income.

(g)	Asset retirement obligation

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations for environmental rehabilitation in the period in which it is incurred. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mining assets along with a corresponding increase in the rehabilitation provision. Discount rates that reflect the time value of money are used to calculate the net present value. The Company’s estimates are reviewed at the end of each reporting period for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Accretion expense is charged to income or loss, while adjustments related to changes in estimated cash flows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(h)	Revenue from contracts with customers

The Company is principally engaged in the business of producing gold dore. Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

3.	Significant accounting policies (continued)

(h)	Revenue from contracts with customers (continued)

those goods or services. The Company has generally concluded that it is the principal in its revenue contracts because it typically controls the goods or services before transferring them to the customer.

(i)	Income taxes

The income tax expense for the period comprises current and deferred taxes. Taxes are recognized in the consolidated statements of income (loss) and comprehensive income (loss), except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company has established provisions, where appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred tax is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, the deferred tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates and tax laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and current tax assets, and they relate to income taxes levied by the same tax authority on the same taxable entity; or on different tax entities, but they intend to settle current tax liabilities and current tax assets on a net basis; or, their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which unused tax losses, unused tax credits, and the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Income (loss) per share

Basic income (loss) per share is computed by dividing the amount of net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income (loss) per share assumes that the deemed proceeds received from the exercise of stock options, agents’ options and share purchase warrants that are “in the money” would be used to repurchase common shares of the Company at the average market price during the period.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

3.	Significant accounting policies (continued)

(k)	Financial instruments

1. Financial assets

Financial assets, primarily marketable securities, are classified as either financial assets at fair value through profit or loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVOCI”). The Company determines the classification of its financial assets at initial recognition.

(1.1) FVTPL

Financial assets are classified at FVTPL if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in profit or loss.

(1.2) Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the objective of the Company’s business model for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent “solely payments of principal and interest”. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded when the estimated recoverable amount of the financial asset is lower than the carrying amount. At each statement of financial position date, the Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

(1.3) FVOCI

For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI, with all subsequent changes in fair value being recognized in other comprehensive income (“OCI”). This election is available for each separate investment. Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in income or loss. On disposal of the investment, the cumulative fair value change remains in OCI and is not recycled to net income or loss.

(1.4) Reclassifications

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

2. Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings,. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Company does not have any financial liabilities designated at FVTPL. Accounts payable and accrued liabilities, loans payable, secured debt, grid promissory note payable and lease payable are accounted for at amortized cost. After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured using the effective interest rate method.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

3.	Significant accounting policies (continued)

(l)	Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in a currency other than the functional currency are recognized in income or loss.

Assets and liabilities of entities with non-US dollar denominated functional currencies are translated at the period end rates of exchange and the results of their operations translated at the average rate for the period. The resulting translation adjustments are included in OCI. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in OCI.

(m)	Leases

Significant contracts are assessed to determine whether they contain a lease in substance or legal form. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within other liabilities and interest expense is recognized over the term of the lease. Operating leases are not capitalized and payments are included in income or loss on a straight-line basis over the lease term.

(n)	Borrowing costs

Borrowing costs incurred that are attributable to acquiring and developing mineral property or acquiring or constructing property, plant and equipment (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred.

(o)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when:

(i)	It has a present obligation arising as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expense required to settle the present obligation. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

4.	Critical accounting judgments and estimates

IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

Areas of judgment that have the most significant effect on the amounts recognized in the consolidated financial statements include:

•	Capitalization and impairment of mine development expenditures (Note 3(e))

Critical accounting estimates include:

•	Determination of ore reserves (Note 3(e))

•	Asset retirement obligation (Note 3(g))

•	Useful lives of assets and depreciation rates (Note 3(d))

5.	Changes in accounting standards

The adoption of the following new standards, interpretations and amendments were included in the financial statements for the year beginning January 1, 2020.

IFRS 16, Leases

IFRS 16 – In 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard introduces a single on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessors continue to classify leases as finance and operating leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16. No additional contracts were identified as a result of the adoption of IFRS 16 that were not previously capitalized on the balance sheet. Therefore, the adoption of IFRS 16 resulted in no impact to the opening retained earnings (deficit) on January 1, 2020

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company is evaluating the extent of the impact of the amendments on its financial statements.’

There are no additional standards not yet effective that would have an impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

6.	Material partly owned subsidiaries

Jerritt Canyon Gold LLC owns and operates the Jerritt Canyon mine. The Company has fully consolidated Jerritt Canyon Gold LLC and has recognized a non-controlling interest within equity on its consolidated statements of financial position as a result of the 20% minority interest previously held by WBOX 2014-1.

On June 29, 2020, the Company acquired the remaining 20% interest held by WBOX 2014-1 increasing its ownership to 100%. Cash consideration of $40.0 million and a $5.0 million promissory note was issued to the non-controlling shareholders for total consideration of $45.0 million. The promissory note carries an interest rate of 7% payable monthly, and is due on June 29, 2021.

The acquisition of an additional ownership interest in a subsidiary without a change of control is accounted for as an equity transaction. Any excess or deficit of consideration paid over the carrying amount of the non-controlling interests is recognised in equity of the parent in transactions where the non-controlling interests are acquired. The Company has elected to recognize this effect in retained earnings.

Non-controlling interest as at and for the year ended December 31, 2020 and year ended December 31, 2019 is as follows:

As at,	December 31, 2020	December 31, 2019
Balance, beginning of year	$19,494	$9,404
Additional capital contribution (Notes 12 & 13)	600	9,900
20% share of net income of Jerritt Canyon Gold LLC for the period/year	3,850	190
Purchase of remaining interest	(23,944)	—

Balance, end of/year	$—	$19,494

The financial information of Jerritt Canyon Gold LLC is provided below:

As at,	December 31, 2019
Current assets	$27,255
Non-current assets	168,157

Total assets	$195,412

Current liabilities	$23,204
Non-current liabilities	84,495

Total liabilities	$107,699

Total equity	$87,713

Total liabilities and equity	$195,412

Year ended,	December 31, 2019
Revenue	$248,621
Other income and expenses, net	(247,673)

Net income (loss)	$948

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

7.	Cash and cash equivalents

The balance as at December 31, 2020 consists of cash on deposit with major Canadian and US banks in general interest-bearing accounts totaling $2.2 million (December 31, 2019 – $6.5 million).

8.	Marketable securities

The balance at December 31, 2020 consists of investments in shares of publicly traded companies totaling $5.1 million (December 31, 2019 – $nil) which are revalued to market at each period end. The impact to the consolidated financial statements of this revaluation to market value resulted in an unrealized gain of $2.0 million for the year ended December 31, 2020 (2019 – $nil) which has been recognized in the statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2020. During the year ended December 31, 2020, the Company also recognized a realized loss of $0.3 million (2019 – $nil) on sale of investments.

9.	Accounts receivable and prepaid expenses

	December 31,	December 31,
	2020	2019
Receivables from gold sales	4,392	3,191
Other receivables	679	1,002
Purchase/service prepayments	651	727
Other prepaid expenses	1,228	1,707

	6,950	6,627

As at December 31, 2020, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables from gold sales and other receivables is further discussed in Note 21.

The Company holds no collateral for any receivable amounts outstanding as at December 31, 2020.

10.	Inventories

	December 31,	December 31,
	2020	2019
Finished goods	—	216
Work in process	9,376	5,030
Stockpiles	3,155	—
Materials and supplies	6,793	6,459

	19,324	11,705

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA.

For the 12 month period ended December 31, 2020 and 18 months ended December 31, 2019, the cost of inventories (excluding capitalized depreciation) recognized as an expense and included in cost of goods sold was $143.0 million and $222.4 million respectively.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

11.	Restricted cash

			December 31,	December 31,
	Note		2020	2019
Nevada Division of Environmental Protection bond	(a	)	$39,727	$36,727
Chartis Commutation Account	(b	)	27,244	26,962

			$66,971	$63,689

(a)

The Company is required to provide a surety bond to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this surety requirement, the Company has on deposit $39.7 million (December 31, 2019 – $36.7 million) in money market accounts. The money market account principal balance plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations (Note 15).

(b)

The Company purchased from American Insurance Group (“AIG”), an environmental risk transfer program (the “ERTP”). As part of the ERTP, $27.2 million (December 31, 2019 – $27.0 million) is on deposit in an interest-bearing account with AIG (the “Commutation Account”). The Commutation Account principal plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations (Note 15).

The purpose of the Commutation Account is to quantify the cost of this policy. Jerritt can elect to extinguish all rights under the policy (releasing AIG from reclamation cost and financial assurance liabilities – replacement bonds would be required) and AIG would pay Jerritt the balance remaining in the Commutation Account.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

12.	Mineral property, plant and equipment

Mineral property, plant and equipment consists of the following:

	Mineral Properties Depletable	Mobile Equipment	Plant and Equipment	Right of Use Assets	Assets not in use	Total
Cost
Balance, July 1, 2018	53,615	15,313	42,875	—	—	111,803
Additions	25,356	2,047	15,027	—	—	42,430
Change in ARO estimate	(4,000)	—	—	—	—	(4,000)
Transfer to assets not in use	—	(6,310)	—	—	6,310	—
Disposals	—	(4,215)	(1,192)	—	—	(5,407)

Balance, December 31, 2019	74,971	6,835	56,710	—	6,310	144,826
Transfer due to IFRS 16	—	—	(1,516)	1,516	—	—
Change in ARO estimate	24,474	—	—	—	—	24,474
Additions	32,711	3,404	224	3,926	—	40,265
Transfers	(6,255)	—	6,255	—	—	—
Disposals	—	(72)	—		(67)	(139)

Balance, December 31, 2020	125,901	10,167	61,673	5,442	6,243	209,426
Accumulated depreciation & Impairment

Balance, July 1, 2018	16,922	3,875	5,531	—	—	26,328
Depreciation & depletion	4,633	2,381	4,973	—	—	11,987
Transfer to assets not in use	—	(2,517)	—	—	2,517	—
Disposals	—	(1,385)	(365)	—	—	(1,750)

Balance, December 31, 2019	21,555	2,354	10,139	—	2,517	36,565
Transfer due to IFRS 16	—	—	(319)	319	—	—
Depreciation & depletion	1,809	873	4,228	355	—	7,265
Disposals	—	(70)	—		—	(70)

Balance, December 31, 2020	23,364	3,157	14,048	674	2,517	43,760
Carrying Value

Balance, December 31, 2019	$53,416	$4,481	$46,571	$—	$3,793	$108,261

Balance, December 31, 2020	$102,537	$7,010	$47,625	$4,768	$3,726	$165,666

As at December 31, 2020, the Company had property, plant, and equipment of $3.7 million (December 31, 2019 – $3,8 million), which consisted of mobile equipment and mining equipment located at the Company’s mine site in Nevada which are not in use and the Company is planning to dispose of in the future through sales.

At December 31, 2020, $4.8 million (December 31, 2019 – $nil), of mobile equipment and plant and equipment is under lease obligations (See Note 18).

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

13.	Secured debt

As at,	December 31, 2020	December 31, 2019
Beginning balance	$12,262	$12,640
Repayments	(1,644)	(900)
Interest accrued/repaid	110	392
Loan extension fee	—	130

Total	$10,728	$12,262

As at July 1, 2017, the secured debt payable to WBOX 2015-1 carried an interest rate of 12% payable monthly and the principal repayable through quarterly instalments of $0.25 million, with the balance outstanding payable on June 28, 2018.

On April 30, 2018, WBOX 2015-1 agreed to extend the payment date for the outstanding balance to January 28, 2020. The quarterly instalments, previously of $0.25 million, were amended to $0.3 million payable quarterly commencing on June 24, 2018 and payable quarterly thereafter.

On April 28, 2019, WBOX 2015-1 agreed to extend the payment date for the outstanding balance to January 28, 2021. The quarterly instalments remain at $0.3 million payable quarterly commencing on June 24, 2019 and payable quarterly thereafter.

As at December 31, 2020, the balance outstanding amounts to $10.7 million (December 31, 2019 – $12.3 million), with the current portion due within a year of $10.7 million (December 31, 2019 – $1.2 million), and long term portion in the amount of $nil (December 31, 2019 – $11.1 million).

14.	Promissory notes

Grid promissory note:

The grid promissory note of $86.8 million (December 31, 2019 – $74.4 million) is from Sprott Mining Inc., the parent company of the Company. The loan from Sprott Mining Inc. is non-interest bearing, without fixed terms of repayment and is due on demand.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

14.	Promissory notes (continued)

The $12.4 million and $39.6 million received from Sprott Mining Inc. during the year ended December 31, 2020 and the year ended December 31, 2019, respectively, was used by the Company to contribute the Company’s pro-rata share of capital into Jerritt Canyon Gold LLC in accordance with capital contribution agreements with Jerritt Canyon Gold LLC’s 20% non-controlling interest holder, WBOX 2014-1, having the following effective dates and amounts:

Date	Jerritt contribution	WBOX 2014-1 contribution
Year ended December 31, 2020:
June 29, 2020	$10 million	$—
January 8, 2020	$2.4 million	$0.6 million

	$12.4 million	$0.6 million

Eighteen months ended December 31, 2019:
September 6, 2019	$5 million	$1.25 million
June 6, 2019	$17,6 million	$4.4 million
April 23, 2019	$4 million	$1 million
February 22, 2019	$6 million	$1.5 million
November 20, 2018	$7 million	$1.75 million

	$39.6 million	$9.9 million

Promissory note payable:

The Company funded the purchase of the remaining 20% non-controlling interest as described in note 6 through a $30 million promissory note from Sprott Mining Inc. The promissory note has a stated coupon rate of 6.75%, with interest payable semi-annually on June 30th and December 31st, and is due in one lump sum payment on June 29, 2030. Sprott Mining Inc. has the option to convert all or any portion of the promissory note into common shares at a conversion price of $1 per share, at any time on or prior to the mature date.

The fair value of the promissory note was estimated at $25.5 million upon issuance using a discount rate of 9.25%. The $4.5 million difference between the face value of the loan of $30 million and the fair value of $25.5 million has been recorded to contributed surplus.

During the year ended December 31, 2020, interest expense of $1.0 million and accretion expense of $0.2 million was recognized in the consolidated statements of income (loss) and comprehensive income (loss) bringing the balance outstanding at December 31, 2020 to $26.7 million.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

15.	Asset retirement obligation

Changes in asset retirement obligations:

	December 31, 2020	December 31, 2019
Balance, beginning of period	$67,050	$70,133
Accretion expense	906	2,772
Reclamation spending	(5,085)	(1,855)
Revisions in estimates of liabilities and additional obligations	24,474	(4,000)

Balance, end of period	$87,345	$67,050

As at December 31, 2020 and December 31, 2019, all of the decommissioning and rehabilitation provisions were long-term in nature.

The Company’s decommissioning and rehabilitation provisions consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines and exploration activities is currently estimated at $87.3 million (December 31, 2019 – $67.1 million) reflecting payments for approximately the next 20 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $97.8 million (December 31, 2019 – $77.2 million). Inflation rate assumptions of 2.0% (2019 – 2.1%) and discount rates of 1.45% (2019 – 2.25%) have been used to determine the present value of the obligation. The majority of future estimated decommissioning and rehabilitation work has been funded through cash deposits held at various financial and government institutions (Note 10).

16.	Share capital

The Company is authorized to issue an unlimited number of common shares without par value.

As at December 31, 2020, 100,000 (June 30, 2018: 100,000) common shares were issued and fully paid.

17.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

As at,	December 31, 2020	December 31, 2019
Trade payables	$8,054	$7,607
Accrued liabilities	7,262	6,178
Payroll related liabilities	1,568	1,210

	$16,884	$14,995

Trade payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities. The usual credit period allowed for trade purchases is between 30 to 90 days.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

18.	Lease obligations

The Company has finance lease obligations for equipment used at the Jerritt Canyon operations. The following summarizes the Company’s finance leases as at December 31, 2020 and 2019:

Maturity analysis of finance leases:	December 31, 2020	December 31, 2019
Current	$1,569	$407
Non-current	1,310	273

	$2,879	$680

Reconciliation of minimum lease payments	December 31, 2020	December 31, 2019
Less than a year	$1,714	$427
2 years	918	278
3 years	285	—
Thereafter	122	—

	3,039	705
Less: future finance charges	(160)	(25)

Present value of minimum lease payments	$2,879	$680

19.	Net smelter returns royalty

The Company has a 0.5% Net Smelter Returns Royalty relating to the production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, and taxes and levies charges. Total net smelter royalty expense incurred in relation to the NSR during the year ended December 31, 2020 amounted to $1.0 million. The amount payable as at December 31, 2020 is $4.2 million (December 31, 2019 – $3.9 million).

The Company also has a 2.5% to 5% Net Smelter Returns Royalty relating to the production of gold and silver from the Jerritt Canyon mine from production within specific boundary lines. The royalty is applied, at a fixed rate of 2.5% to 5%, against proceeds from gold and silver products. Total net smelter royalty expense incurred in relation to the NSR during the year ended December 31, 2020 amounted to $1.3 million. The amount payable as at December 31, 2020 is $0.5 million (December 31, 2019 – $0.1 million).

A breakdown of the total royalty payable is presented below:

As at,	December 31, 2020	December 31, 2019
0.5% royalty	$4,184	$3,919
2.5% to 5% royalty	470	67

Total	$4,654	$3,986

20.	Loan payable

As at December 31, 2020, the outstanding loan amounts to principal of $7.0 million and interest of $2.0 million for total amount owing of $9.0 million (December 31, 2019 – $8.6 million), with the current

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

20.	Loan payable (continued)

portion in the amount of $9.0 million (December 31, 2019 – $3 million), and long term portion in the amount of $nil (December 31, 2019 – $5.6 million). A portion of the loan in the amount of $3 million (December 31, 2019 – $3 million) is due on demand and is non-interest bearing. The remaining portion of $6.0 million bears interest of 10% and is due January 28, 2021.

21.	Related party transactions

(a)

During the year ended December 31, 2020, the Company was charged a total of $0.1 million (18 months ended December 31, 2019 – $0.1 million) in legal fees and $nil (18 months ended December 31, 2019 – $0.2 million) in rent and administrative charges by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2020 is $nil (as at December 31, 2019 – $nil).

(b)	In June 2015 the Company entered into a 0.5% Net Smelter Returns Royalty with a company owned by a shareholder of the Company (Note 18), which is payable as incurred.

(c)

As at December 31, 2020, included in accounts receivable and prepaid expenses is $0.6 million (December 31, 2019 – $0.6 million) which was advanced to companies where the former CEO of Jerritt is also a CEO, shareholder or director.

(d)	The Company has received various loans as follows:

•	Loan from a shareholder as described in Note 19.

•	Secured debt from the non-controlling interest as described in Note 12.

•	Grid promissory note from the shareholder as described in Note 13.

The amounts outstanding are unsecured, except for the secured debt as described in Note 12, and will be settled in cash. No expense has been recognized for bad debts or doubtful debts in respect of the amounts owed by related parties.

(e)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years were as follows:

	Year ended December 31, 2020	18 months ended December 31, 2019
Salaries and benefits	$1,309	$988
Severance	—	1,254

	$ 1,309	$ 2,242

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

22.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, accounts payable and accrued liabilities and secured debt.

a)	Financial assets and liabilities classified as FVTPL

The Company’s financial assets and liabilities classified as FVTPL are carried at fair value with changes in fair value recorded in income (loss). Interest income and expense are both recorded in profit or loss.

b)	Other categories of financial instruments

Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, loan payable, grid promissory note, finance lease obligation, net smelter return royalty as well as the secured debt are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities, loan payable, grid promissory note, net smelter returns royalty and approximate their carrying values because of the short term nature of these instruments and/or they have recently been issued.

c)	Fair value measurements of financial assets and liabilities

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

An assessment of the Company’s financial instruments is set out below. The fair value of these instruments approximate the carrying value.

An assessment of the Company’s financial instruments carried at fair value is set out below:

	December 31, 2020		December 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Restricted cash	$66,971	—	$63,689	—
Marketable securities	5,101	—	—	—

	$72,072	$—	$63,689	$—

Financial Liabilities
Loans payable	$—	$9,009	$—	$8,611
Finance lease obligation	—	2,879	—	680
Net smelter returns royalty	—	4,654	—	3,986
Secured debt	—	10,728	—	12,262
Promissory note	—	5,029	—	—
Promissory note payable	—	26,683	—	—
Grid promissory note	—	86,800	—	74,400

	$—	$145,782	$—	$99,939

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

22.	Financial Instruments (continued)

At December 31, 2020 and December 31, 2019 there were no financial assets or financial liabilities recognized at fair value on a non-recurring basis.

d)	Financial risk management

The Company is exposed to certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Board of Directors to reflect changes in market conditions and the Company’s activities.

Market risk

Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or commodity prices which will affect the fair values or future cash flows of the Company.

(i)	Currency risk

Results are reported in US dollars. The majority of the Company’s operating and capital expenditures are denominated and settled in US dollars. The largest single exposure the Company has is to the Canadian dollar through cash holdings and corporate administration costs. Consequently, fluctuations in the US dollar exchange rate against the Canadian dollar increases the volatility of corporate administration costs and overall net income (loss), when translated into US dollars. The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

In thousands of CAD	December 31, 2020	December 31, 2019
Cash and cash equivalents	$17	$210
Marketable securities	5,590	$—
Accounts receivable	864	847
Accounts payable and accrued liabilities	798	504

Based on the above net exposures as at December 31, 2020 and December 31, 2019, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in an immaterial increase or decrease, respectively, in operating results and equity.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

22.	Financial Instruments (continued)

investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

The Company is not exposed to interest rate risk on any borrowings because they are all held at fixed interest rates.

(iii)	Commodity price risk

The Company sells its gold production in the world market. The market prices of gold are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the future gold production is unhedged in order to provide shareholders with full exposure to changes in the market gold price.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, restricted cash, and trade and other receivables. For cash and cash equivalents, restricted funds, and accounts receivable and prepaid expenses, credit risk exposure equals the carrying amount on the consolidated statements of financial position.

(i)	Cash and cash equivalents

The Company manages its credit risk on cash and cash equivalent balances by maintaining balances with Tier 1 Canadian and US banks.

(ii)	Restricted cash

The Company has cash of $67.0 million (December 31, 2019—$63.7 million) included in restricted cash (Note 11) with a third party insurer to fund future reclamation costs at the Jerritt Canyon mine. The Company maintains title to these funds should the third party be in default of its obligations or enters into bankruptcy protection.

(iii)	Accounts receivable and prepaid expenses

Amounts receivable consist primarily of harmonized sales tax (“HST”) due from the Canadian government and receivables from gold sales due from Asahi. Management believes the risk of loss for HST and gold sales to be minimal.

Liquidity risk

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. As at December 31, 2020, the Company had a working capital deficiency of $101.1 million (December 31, 2019 – $73.2 million working capital deficiency). The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

22.	Financial Instruments (continued)

The following are the contractual maturities of the undiscounted cash flows of derivative and non-derivative liabilities:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$16,884	$—	$—	$—	$16,884
Net smelter returns royalty	4,654	—	—	—	4,654
Grid promissory note	86,800	—	—	—	86,800
Promissory note	5,029	—	—	—	5,029
Promissory note	—	—	—	26,683	26,683
Lease obligations	540	1,175	918	406	3,039
Loan payable	9,009	—	—	—	9,009
Secured debt	10,728	—	—	—	10,728
Asset retirement obligation	—	—	—	87,345	87,345

	$133,644	$1,175	$918	$114,434	$250,171

23.	Capital management

The Company’s capital under management includes equity of $14.7 million (December 31, 2019 – $14.3 million). The Company’s objectives when managing capital are to:

(a)	safeguard its ability to continue as a going concern,

(b)	provide an adequate return to shareholders, and

(c)	provide sufficient funding to support ongoing exploration and capital development plans.

The Company manages its capital structure and makes adjustments to it to meet the above objectives. To date, management has used primarily debt issuances from shareholders in order to raise funds as required. The Company monitors capital from time to time using a variety of measures. Monitoring procedures are typically performed as a part of the overall management of the Company’s operations. The capital structure of the Company is evaluated by management on an ongoing basis and is adjusted as changes occur in both the economic conditions of the industry in which the Company operates, and the capital markets available to the Company. To maintain or adjust the capital structure, the Company can issue new shares, return shares to shareholders, sell assets, buy back debt or issue new debt and / or any combination thereof.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2020. The Company is not subject to externally imposed capital restrictions.

24.	Commitments and contingencies

The complex nature of the Company’s operations, as well as the regulatory environment in which it operates can result in occasional claims, investigatory matters, and legal and tax proceedings that arise from time to time. Each of these matters is subject to various uncertainties and may ultimately be resolved with terms unfavourable to the Company. This being the case, certain conditions may exist as of the date the consolidated financial statements are issued, which could result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations, or the financial condition, of the Company. In the event of a change in management’s estimate of the future

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

24.	Commitments and contingencies (continued)

resolution of such matters, the Company will recognize the effects of the change in its consolidated financial statements at that time.

25.	Loss per share

Diluted weighted average number of shares outstanding

	12 months ended December 31, 2020	18 months ended December 31, 2019
Basic weighted average number of shares outstanding	100,000	100,000

Diluted weighted average number of shares outstanding	100,000	100,000

26.	Restructuring costs

The Company incurred and paid $nil in restructuring costs during the twelve-month period ended December 31, 2020, (18 month period ended December 31, 2019 – $1.2 million). The restructuring costs relate primarily to severance costs associated with involuntary workforce reduction initiatives to improve efficiencies at mine sites.

27.	Income taxes

The Company’s income tax provision differs from the amount resulting from the application of the Canadian statutory income tax rate. A reconciliation of the combined Canadian federal and provincial income tax rates with the Company’s effective tax rates for the 12 months ended December 31, 2020 and 18 months ended December 31, 2019 is as follows:

	December 31, 2020	December 31, 2019
	$	$
Income tax at Canadian statutory tax rates	10,965	365
Difference in foreign jurisdiction tax rate	(2,085)	22
Non-deductible expenditures and other	(1,292)	(529)
Loss not benefitted	(20)	(280)
Other	(4,700)	—
Reclamation spend	(1,068)	—

Total tax (expense) recovery	1,800	(422)

The Canadian statutory income tax rate of 26.5% (2019 – 26.5%) is comprised of the federal income tax rate at approximately 15% (2019 – 15%) and the provincial income tax rate of approximately 11.5% (2019 – 11.5%). The US statutory income tax rate of 21.0% (2019 – 24.36%) is comprised of the federal income tax rate at 21% (2019 – 21%) and the mining tax duties (2019 – 3.36%), after adjusting for the federal income tax deduction benefit.

Notes to the Consolidated Financial Statements

For the 12 months ended December 31, 2020 and the 18 months ended December 31, 2019

(In thousands of US dollars unless otherwise noted)

27.	Income taxes (continued)

The primary differences which give rise to the deferred income tax assets (liabilities) as at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
Deferred income tax liability
Non-capital loss carryforwards	9,539	8,049
Other	4,103	3,695
Exploration/Development & Depletion Costs	(8,937)	(4,988)
Fixed Assets	(6,709)	(7,255)

Deferred income tax liability	(2,004)	(499)

The Company has Canadian loss carryforwards of approximately $7.6 million (December 31, 2019 – $6.4 million) and US tax loss carry forwards of approximately $45.2 million (December 31, 2019 – $32.9 million) as at December 31, 2020. The non-capital losses can be used to offset future taxable income and expire between 2021 and 2040.

28.	Events after the reporting period

On March 19, 2021, WBOX 2015-1 agreed to extend the payment date for the outstanding balance to September 30, 2021. The quarterly instalments remain at $0.3 million payable quarterly.

On January 28, 2021, the loan payable was extended by one year to January 31, 2022.

On March 12, 2021, First Majestic Silver Corp. entered into a definitive agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Jerritt Canyon Canada Ltd. from Sprott Mining for $470-million in shares of First Majestic plus five million First Majestic share purchase warrants. Concurrent with the acquisition, Eric Sprott, president of Sprott Mining, will complete a $30-million private placement investment in First Majestic.

Transaction summary

Under the terms of the share purchase agreement, Sprott Mining will receive 26,719,727 common shares of First Majestic. This represents $470-million in share consideration based on the 20-day trading volume-weighted average price of $17.59 per First Majestic share on the New York Stock Exchange for the period ended on March 11, 2021. In addition, Sprott Mining will receive five million common share purchase warrants at an exercise price of $20 per share for a term of three years. Concurrently, Mr. Sprott will make a $30-million private placement in First Majestic at a price of $17.59 per share for a total of 1,705,514 common shares. Upon completion of the acquisition and private placement, Mr. Sprott, through himself or affiliated controlled companies, will own 32,925,241 shares, including current shareholdings, representing approximately 13.1 per cent of the issued and outstanding common shares of First Majestic.

The acquisition will be effected by way of purchasing 100 per cent of the issued and outstanding shares of Jerritt Canyon Gold Ltd. The acquisition includes the assumption of certain liabilities and a customary working capital adjustment and is subject to applicable regulatory approvals, including the approval of the Toronto Stock Exchange and New York Stock Exchange, and the satisfaction of certain other closing conditions customary in transactions of this nature.

The acquisition is expected to close by April 30, 2021, subject to meeting all applicable closing conditions.

SCHEDULE “B”

PRO FORMA FINANCIAL STATEMENTS OF THE COMPANY

RELATING TO THE JERRITT CANYON ACQUISITION

FIRST MAJESTIC SILVER CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2020

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

First Majestic Silver Corp.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2020

(Unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

	First Majestic Silver Corp.	Jerritt Canyon	Note 4	Pro Forma Adjustments	First Majestic Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	$238,578	$2,226	b	$(5,494)	$202,810
			d	(30,000)
			j	(2,500)
Trade and other receivables	4,271	5,071		—	9,342
Value added taxes receivable	41,641	—		—	41,641
Inventories	32,512	19,324		—	51,836
Other financial assets	36,319	5,101		—	41,420
Prepaid expenses and other	2,725	1,879		—	4,604
Total current assets	356,046	33,601		(37,994)	351,653

Non-current assets
Restricted cash	—	66,971	c	30,000	66,971
			d	30,000
			e	(13,723)
			f	(46,277)
Mining interest and property, plant and equipment	767,950	165,666	i	464,838	1,398,454
Right of use assets	14,330	—		—	14,330
Deposits on non-current assets	14,246	—		—	14,246
Non-current value added taxes receivable	15,301	—		—	15,301
Deferred tax assets	69,644	—		—	69,644

Total assets	$1,237,517	$266,238		$426,844	$1,930,599

Liabilities and Equity
Current liabilities
Trade and other payables	$76,002	$16,884		—	$92,886
Net smelter returns royalty	—	4,654		—	4,654
Unearned revenue	2,717	—		—	2,717
Contingent environmental provision	—	—	g	5,000	5,000
Current portion of debt facilities(1)	10,975	111,566	a	(111,566)	10,975
Current portion of lease liabilities	5,358	1,569		—	6,927
Income taxes payable	6,574	—	e	46,277	6,574
			f	(46,277)

Total current liabilities	101,626	134,673		(106,566)	129,733
Non-current liabilities
Debt facilities(1)	141,733	26,683	a	(26,683)	141,733
Lease liabilities	15,217	1,310		—	16,527
Contingent environmental provision	—	—	g	12,900	12,900
Decommissioning liabilities	51,471	87,345		—	138,816
Other liabilities	5,406	—		—	5,406
Non-current income taxes payable	23,099	—		—	23,099
Deferred tax liabilities	48,729	2,004	i	97,616	148,349

Total liabilities	$387,281	$252,015		$(22,733)	$616,563

Equity
Shareholders’ equity
Share capital	$1,087,139	$1	h	443,150	$1,530,289
			i	(1)
Equity reserves	101,997	4,472	h	23,150	125,147
			i	(4,472)
Deficit	(338,900)	9,750	i	(9,750)	(341,400)
			j	(2,500)

Total equity	850,236	14,223		449,577	1,314,036

Total liabilities and equity	$1,237,517	$266,238		$426,844	$1,930,599

(1)	To conform with presentation of First Majestic’s financial statements, Jerritt Canyon’s loan payable, secured debt, grid promissory note and promissory note are presented as debt facilities.

The accompanying notes are an integral part of the pro forma consolidated financial statements

First Majestic Silver Corp.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2020

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

	First Majestic Silver Corp.	Jerritt Canyon	Note 4	Pro Forma Adjustments	First Majestic Pro Forma Consolidated
Revenues	$363,876	$196,654		$—	$560,530
Mine operating costs
Cost of sales	194,305	142,997		—	337,302
Cost of sales- standby costs	10,112	—		—	10,112
Depletion, depreciation and amortization	54,405	6,801	l	46,484	107,690

	258,822	149,798		46,484	455,104

Mine operating earnings	105,054	46,856		(46,484)	105,426
General and administrative expenses	24,855	3,770		—	28,625
Share-based payments	8,255	—		—	8,255
Mine holding cost	21,583	—		—	21,583
Loss on divestiture of exploration projects	3,685	—		—	3,685
Foreign exchange loss (gain)	6,319	(81)		—	6,238

Operating earnings	40,357	43,167		(46,484)	37,040
Acquisition costs	—	—	k	(2,500)	(2,500)
Fair value adjustment of foreign exchange derivatives	(982)	—		—	(982)
Investment and other income(1)	5,127	1,970		—	7,097
Finance costs(2)	(14,773)	(3,465)	m	2,559	(15,679)

Earnings before income taxes	29,729	41,672		(46,425)	24,976
Income taxes
Current income tax expense	9,966	295		—	10,261
Deferred income tax (recovery) expense	(3,324)	1,505	n	(9,749)	(11,568)

	6,642	1,800		(9,749)	(1,307)

Net earnings for the period	23,087	39,872		(36,676)	26,283

Earnings per common share—basic	$0.11				$0.11
Earnings per common share—diluted	$0.11				$0.11
Weighted average shares outstanding—basic	213,879,622			28,425,241	242,304,863
Weighted average shares outstanding—diluted	215,878,829			28,425,241	244,304,070

(1)

To conform with presentation of First Majestic’s financial statements, Jerritt Canyon’s gain (loss) on disposal of assets, unrealzed gain on marketable securities and realized loss on marketable securities are presented as “investment and other income”.

(2)

To conform with presentation of First Majestic’s financial statements, Jerritt Canyon’s interest expense, accretion of asset retirement obligation and accretion of promissory note payable are presented as “finance costs”.

The accompanying notes are an integral part of the pro forma consolidated financial statements

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

1.	DESCRIPTION OF THE TRANSACTION

On April 30, 2021, First Majestic Silver Corp. (“First Majestic” or the “Company”) completed the share purchase agreement (the “Acquisition Agreement”) with Sprott Mining Inc. (“Sprott Mining”), pursuant to which (i) the Company agreed to purchase all of the issued and outstanding shares of Jerritt Canyon Canada Ltd. (“Jerritt Canyon”) in exchange for 26,719,727 common shares of First Majestic (the “Consideration Shares”), subject to adjustment in certain circumstances as further described below, and five million common share purchase warrants, each exercisable for one Common Share at a price of $20 per share for a period of three years; and (ii) Sprott Mining agreed to complete a private placement concurrent with closing of the acquisition, consisting of $30.0 million (the “Private Placement Shares”) for a total of 1,705,514 common shares of the Company (together, the “Acquisition”).

Pursuant to the Acquisition Agreement, the Company deposited into escrow at closing, the Canadian dollar equivalent of $30.0 million and the proceeds of the Private Placement Shares (together, the “Escrowed Funds”), for an aggregate of $60.0 million, representing the original estimated tax due by Jerritt Canyon as a result of a reorganization to be completed prior to the acquisition of Jerritt Canyon. In effect, the purchase price was increased by $13.7 million, equivalent to the amount by which such tax liability was less than $60.0 million (the “Triggered Tax Adjustment”). In addition, the purchase price will be adjusted 90 days subsequent to April 30, 2021 by the amount, if any, by which the closing working capital of Jerritt Canyon is greater or less than zero (the “Working Capital Adjustment”). Any resulting net increase in the purchase price shall be paid to Sprott Mining from the Escrowed Funds and any resulting net decrease in the purchase price shall be paid to the Company in cash.

2.	BASIS OF PRESENTATION

The unaudited pro forma consolidated statement of financial position of First Majestic as at December 31, 2020 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2020 have been prepared to give effect to the Acquisition pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been compiled from the following historical information:

a) Pro forma consolidated statement of financial position combining:

i) The audited consolidated statement of financial position of First Majestic as at December 31, 2020; and

ii) The audited consolidated statement of financial position of Jerritt Canyon as at December 31, 2020.

b) Pro forma consolidated statement of earnings for the year ended December 31, 2020 combining:

i) The audited consolidated statements of earnings of First Majestic for the year ended December 31, 2020; and

ii) The audited consolidated statements of income and comprehensive income of Jerritt Canyon for the year ended December 31, 2020.

The unaudited pro forma consolidated statement of financial position as at December 31, 2020 has been prepared as if the transactions described in notes 1, 3 and 4 had occurred on December 31, 2020. The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2020 have been prepared as if the transactions described in notes 1, 3 and 4 had occurred on January 1, 2020.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of First Majestic and Jerritt Canyon for the year ended December 31, 2020 and notes thereto.

Notes Page 1

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION (continued)

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of First Majestic, which would have actually resulted had the Acquisition been affected on the dates indicated. Actual amounts recorded upon consummation of the Acquisition will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Similarly, the allocation of the purchase price has been prepared on a preliminary basis and is subject to change as a result of several factors which could include among others: the Working Capital Adjustment, changes in fair value of assets acquired and liabilities assumed, changes in Reserves and Resources which may affect the fair value of life of mine economic models, and valuation of exploration potential. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Furthermore, the pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future.

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those set out in First Majestic’s audited consolidated financial statements as at December 31, 2020. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify accounting policy differences between First Majestic and Jerritt Canyon where the impact was potentially material. The significant accounting policies of Jerritt Canyon conform in all material respects to those of First Majestic.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

These unaudited pro forma consolidated financial statements have been prepared based on an acquisition consideration total of Consideration Shares, Private Placement Shares, First Majestic warrants issued to Sprott Mining, the Triggered Tax Adjustment and Working Capital Adjustment.

The fair value of total consideration paid for the Acquisition was $485.5 million including the following items:

i) 26,719,727 Consideration Shares issued with a fair value of $416.6 million, estimated based on the Company’s opening share price of $15.59 on the New York Stock Exchange (“NYSE”) on April 30, 2021;

ii) 1,705,514 Private Placement Shares issued with a fair value of $26.6 million, estimated based on the Company’s opening share price of $15.59 on the NYSE on April 30, 2021;

iii) 5,000,000 First Majestic warrants issued with a fair value of $23.1 million, or $4.63 per warrant, estimated based on the Black Scholes valuation model using the following assumptions:

Assumptions
Exercise Price	$20.00
Risk-free interest rate (%)	0.49%
Expected life (years)	3.00
Expected volatility (%)	55.42%
Expected dividend yield (%)	0.00%

iv) $13.7 million cash payment for the Triggered Tax Adjustment.

v) $5.5 million estimated cash payment for Working Capital Adjustment based on Jerritt Canyon’s net working capital position as at December 31, 2020.

The Acquisition will be accounted for as a business combination. First Majestic has allocated the consideration estimating the fair value of the non-mining interest net assets to be equal to their carrying value. The balance of the consideration has been estimated to be the fair value of the acquired mining interests and property, plant and equipment, resulting in a $464.8 million pro forma adjustment. A deferred income tax liability of $97.6 million pro forma adjustment arising from temporary difference on the purchase price allocation is recognized as a result of the fair value adjustments to mining interests and property, plant and equipment.

Notes Page 2

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.	PRO FORMA PURCHASE PRICE ALLOCATION (continued)

The preliminary allocation of the purchase price for the purposes of these unaudited pro forma consolidated financial statements is summarized in the table below:

Total Consideration
26,719,727 First Majestic Consideration Shares to Sprott Mining at $15.59 per share	$416,561
1,705,514 First Majestic Private Placement Shares to Sprott Mining at $15.59 per share	26,589
5,000,000 First Majestic warrants to Sprott Mining at $4.63 per warrant	23,150
Cash Paid for Triggered Tax Adjustment	13,723
Cash Paid for Working Capital Adjustment	5,494

Total consideration	$485,517

Allocation of Purchase Price
Cash and cash equivalents	$2,226
Inventories	19,324
Trade and other receivables	5,071
Other financial assets	5,101
Prepaid expenses	1,879
Restricted cash	96,971
Mining Interest and property, plant and equipment	630,504
Trade and other payables	(21,538)
Lease liabilities	(2,879)
Income taxes payable	(46,277)
Contingent environmental provision	(17,900)
Decommissioning liabilities	(87,345)
Deferred tax liabilities	(99,620)

Net assets acquired	$485,517

The Company will complete a full and detailed valuation of the fair value of the net assets of Jerritt Canyon acquired with the assistance of an independent third party. Therefore, it is likely that the purchase price and fair values of assets acquired, and liabilities assumed will vary from those shown above and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis (including the identification of intangible assets, assumption of liabilities, identification of contingent liabilities, bonding requirements and working capital adjustments) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma consolidated statement of financial position.

Notes Page 3

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated statement of financial position reflects the following adjustments as if the business combination of Jerritt Canyon had occurred on December 31, 2020.

a)	To record the settlement of $138.2 million of debt facilities by the seller prior to closing of the Acquisition Agreement.

b)	To record estimated cash payment of $5.5 million for Working Capital Adjustment based on Jerritt Canyon’s net working capital position as at December 31, 2020.

c)	To record deposit of $30.0 million proceeds from Private Placement Shares into the Escrowed Funds at closing.

d)	To record deposit of $30.0 million by First Majestic into the Escrowed Funds at closing.

e)

To recognize a $46.3 million Canadian income tax liability due by Jerritt Canyon as a result of a reorganization to be completed prior to the Acquisition as described on Note 1, as well as additional cash consideration of $13.7 million paid from the Escrowed funds for the Triggered Tax Adjustment.

f)	To record the $46.3 million payment of the Canadian income tax liability from the Escrowed Funds upon closing of the Acquisition.

g)

To recognize an estimated contingent liability of $17.9 million to establish a trust agreement with the Nevada Division of Environmental Protection (“NDEP”) to cover post-closure water treatment costs, of which $5.0 million is expected to be funded over the next twelve months with the remaining balance over future instalments.

h)

To record the issuance of 26,719,727 Consideration Shares with a fair value of $416.6 million, 1,705,514 Private Placement Shares with a fair value of $26.6 million and the issuance of five million First Majestic warrants with a fair value of $23.1 million.

i)

To adjust the estimated fair value of the acquired mining interest based on the unallocated purchase price consideration, resulting in a $464.8 million proforma adjustment to mining interest and to record the deferred income tax effect due to adjustments in mining interest and f) mentioned above at the United States federal effective tax rate of 21.00%.

j)	To record the estimated transaction costs incurred by First Majestic for the Acquisition.

The unaudited pro forma consolidated statements of earnings for the year ended December 31, 2020 reflect the following adjustments as if the business combination had occurred on January 1, 2020:

k)	To record the estimated transaction costs incurred by First Majestic for the Acquisition.

l)	To adjust depletion, depreciation and amortization as a result of the increased value of mining interests attributed to the Jerritt Canyon arising from the purchase price allocation per Note 3.

m)	To eliminate financing costs on existing Jerritt Canyon debt facilities as a result of the settlements described in a) above.

n)	To record the deferred income tax recovery at 21% the effective tax rate in United States, relating to adjustments per k) and m) above.

Notes Page 4

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

5.	SHARE CAPITAL

First Majestic’s issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 1, 3 and 4 at December 31, 2020, are as follows:

	Number of shares	Amount
Authorized
Unlimited common shares without par value
Issued
First Majestic common shares outstanding at December 31, 2020	221,965,031	$1,087,139
First Majestic common shares issued for the Acquisition	26,719,727	416,561
First Majestic common shares issued for the private placement	1,705,514	26,589

Pro forma balance, December 31, 2020	250,390,272	$1,530,289

6.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding for First Majestic have been adjusted to reflect the additional shares resulting from transactions described in notes 1, 3 and 4 effective January 1, 2020.

Year Ended
December 31, 2020
Weighted average number of shares on issue—basic	213,879,622
First Majestic common shares issued for the Acquisition	26,719,727
First Majestic common shares issued for the private placement	1,705,514

Pro forma weighted average number of shares on issue—basic	242,304,863

Weighted average number of shares on issue—diluted	215,878,829
First Majestic common shares issued for the Acquisition	26,719,727
First Majestic common shares issued for the private placement	1,705,514

Pro forma weighted average number of shares on issue—diluted	244,304,070

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